Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Big Cypress Acquisition Corp. (the “Company”) on Form S-1 of our report dated December 7, 2020, except for the second paragraph in Note 8 as to which the date is January 4, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Big Cypress Acquisition Corp. as of November 20, 2020 and for the period from November 12, 2020 (inception) through November 20, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
January 4, 2020